FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response....0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* EBERHART PAULETT	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) ___Director ___10% Owner _X_Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/2/03	6. (Continued) - Title: PRESIDENT-SOLUTIONS CONSULTING
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X____ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								99,403*	D
Common Stock								204.89	I	By Hewitt Associates LLC

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Employee Stock Option (right to buy) 7/25/00 Grant													100*	D
Employee Stock Option (right to buy) 2/6/02 Grant													100*	D
Employee Stock Option (right to buy) 12/17/96 Grant													100,000*	D
Employee Stock Option (right to buy) 8/10/98 Grant													100,000*	D
Employee Stock Option (right to buy) 2/6/01 Grant													30,000*	D
Employee Stock Option (right to buy) 2/6/02 Grant													65,000*	D
Phantom Stock - EDP (12/4/01 Award)													5,025*	D
Phantom Stock - EDP	1 for 1	12/30/02		A		152		Imed.	(1)	Common Stock	152	$17.45	12,970	D
Employee Stock Option (right to buy) 2/6/02 Grant													100 (2)*	By Benjamin Eberhart

Explanation of Responses:

*No reportable change since last filing.
(1)  Shares of phantom stock under the EDP are issued following termination of the Reporting Person's employment with the Issuer.
(2)  The Reporting Person disclaims any and all pecuniary interest in the shares granted by Issuer to her adult son, Benjamin Eberhart.

               /S/  LINDA EPSTEIN                              1/2/03
   Linda Epstein as Attorney-in-Fact for             Date
   Paulett Eberhart

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).